Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE AMENDED AND RESTATED CERTIFICATE OF
INCORPORATION OF OUTLOOK THERAPEUTICS, INC.

Outlook Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

First: The name of the Company is Outlook Therapeutics, Inc. (the “Company”).

Second: The date of the filing the original Certificate of Incorporation of this Company with the Secretary of State of the State of Delaware was October 22, 2015 and the date of filing of the Amended and Restated Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware was May 18, 2016.

Third: Paragraph A of ARTICLE IV of the Company’s Amended and Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:

“A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is one billion two hundred and ten million (1,210,000,000) shares. One billion two hundred million (1,200,000,000) shares shall be Common Stock, each having a par value of one cent ($0.01). Ten million (10,000,000) shares shall be Preferred Stock, each having a par value of one cent ($0.01).”

Fourth: The foregoing amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, Outlook Therapeutics, Inc. has caused this Certificate of Amendment to be signed by its Chief Financial Officer, Treasurer and Secretary this 7th day of March, 2024.

Outlook Therapeutics, Inc.

By:	/s/ Lawrence A. Kenyon
Lawrence A Kenyon
Chief Financial Officer, Treasurer and Secretary